Exhibit 1.01

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Record Revenue for Third Quarter

Company Reports (U.S.)$99.6 Million in Revenues and Adjusted Net Income of $5.3 Million in Third
Quarter 2007

Software business delivers 46 percent revenue growth from Q3 2006 and year-to-date organic license growth of 18 percent; Q3 2007 was record quarter for software

BEIJING, ATLANTA, December 14, 2007 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced its financial results for the third quarter period ended September 30, 2007.

Third quarter 2007 highlights:

•	Total revenue for Q3 2007 was (U.S.)$99.6 million, an increase of 27 percent from (U.S.)$78.2 million in Q3 2006. This marks the highest revenue total for a third quarter in CDC’s history and its second best revenue quarter overall.

•	Total revenue from CDC Software for Q3 2007 was (U.S.)$89.5 million, an increase of 46 percent from (U.S.)$61.3 million in Q3 2006. CDC Software license revenue was $15.2 million, an increase of 28 percent as compared to (U.S.) $11.9 million in Q3 2006. $89.5 million is a record for the software business. In addition, CDC Software delivered record net income and adjusted net income in the quarter.

•	CDC Software also streamlined operations in Q3 primarily by eliminating redundancies with acquired entities.

•	Total revenue from CDC Games was (U.S.)$6.5 million, a decline of 23 percent from (U.S.)$8.4 million in Q3 2006, due to third parties operating pirated Yulgang servers and a dispute with MGame, the developer of Yulgang.

•	The China.com business, which includes the portal and MVAS businesses, reported revenue of (U.S.)$3.6 million for Q3 2007, a decrease of 58 percent from (U.S.)$8.5 million in Q3 2006. The mobile industry overall, continues to be impacted by regulatory changes in the China market. Portal revenues were (U.S.)$2.4 million, up 14 percent over the third quarter of 2006.

•	Net loss in Q3 2007 was (U.S.)$7.1 million compared to net income of (U.S.)$3.2 million in Q3 2006. The drop in net income was primarily due to lower revenues of CDC Games and CDC’s MVAS business. In addition, the third quarter results were also affected by several one-time items including the following:

•	Sale of Ion Global – gain of $6.3 million

•	CDC Software restructuring – charge of $1.6 million

•	CDO (collateralized debt obligation) write-down – charge of $6.6 million

•	Pivotal lease restructure – gain of $3.8 million

•	Adjusted net income* for CDC Corporation was (U.S.)$5.3 million for Q3 2007, a decrease of 47 percent from (U.S.)$10.1 million in Q3 2006.

•	Adjusted diluted earnings per share* was (U.S.)$0.04 for Q3 2007 compared to (U.S.)$0.09 in Q3 2006.

•	During the third quarter, the company and its subsidiaries repurchased 1,139,200 common shares at an average price of (U.S.)$7.46 per share. Since the end of the third quarter, an additional 325,000 shares have been repurchased at an average price of (U.S.)$6.29 per share.

•	The company ended the quarter with cash and investments of $268.2 million and net cash of $66.5 million++.

“The third quarter was CDC’s best third quarter ever in terms of revenues,” said Peter Yip, CEO, CDC Corporation. “The software business continues to do very well as we had our best third quarter ever in virtually all key metrics for CDC Software, including revenue, net income and adjusted net income. Revenue in the quarter was up 46 percent from Q3 2006 and year-to-date organic license growth was 18 percent. We believe that our success is a direct result of our verticalization strategy. We also announced our intention to enter into a joint venture with FlexSystem to deliver SaaS enterprise applications for the significant market of mid-to-small businesses in China. During Q3 2007, we also continued with our strategy of making selective and strategic acquisitions including our acquisition of Catalyst International. As a result of our efforts to streamline these and prior acquisitions, we have completed a restructuring which we expect will provide significant cost savings.

“As part of our diversification efforts, we now have six games commercially deployed in the China market with no single game accounting for more than 50 percent of our online games revenue. Special Force, which was launched in June 2007, is ranked among the Top-10 most popular games in China according to 17173.com. Based on the growth rate experienced to date, we expect Special Force will be a significant revenue contributor for CDC Games going forward. We also recently launched our international game expansion and we are now targeting new markets including North America and Japan. We intend to launch approximately 1 to 2 new games per quarter through 2008, which we expect will include games such as Lord of the Rings Online™ in the China market. We are moving forward with our diversification strategy.”

Operating Metrics Summary

CDC Software

Total software revenue in Q3 2007 was (U.S.)$89.5 million, an increase of 46 percent  from (U.S.)$61.3 million in Q3 2006. Software license revenue was (U.S.)$15.2 million, maintenance revenue was (U.S.)$23.6 million, software consulting and services revenue was (U.S.)$24.9 million, and business services revenue was (U.S.)$23.7 million. During the quarter, the company sold its Ion Global business, which resulted in lower business services revenues. In addition, during the third quarter, the company acquired Catalyst, which resulted in additional software and services revenue. As a result of sales from Catalyst and Vectra, the company generated hardware sales of $2.1 million during Q3 2007.

Gross margin for CDC Software, excluding business services and non-cash amortization of purchased technology during Q3 2007 was 59 percent compared to 63 percent in Q3 2006. Gross margin for the business services group was 28 percent, compared to 32 percent in Q3 2006 and 24 percent in Q2 2007. The gross margin decline year-over-year was primarily attributable to a higher mix of services and lower services margins.

CDC Software generated an adjusted net income of $9.6 million*** compared to ANI of $7.6 million in the third quarter of 2006.

Q3 2007 Revenues were geographically distributed with the Americas contributing 58 percent of the total, and the rest of world contributing 42 percent.

During the quarter, CDC Software signed a total of 63 new customers for enterprise software applications and 293 new customers for add-on and departmental software solutions. Also, during the quarter, the company signed upgrade and expansion agreements with 357 enterprise software customers.

New customers accounted for 32 percent of total software license revenue during the quarter and 48 percent of total software license revenue for the first nine months of 2007. New customers of note included AV Nackawic, CIAT, Cobbetts LLP, Constellation Europe Ltd, EPS Telesurveillance, Finaref Insurance Ltd, Fundacion Vicente Ferrer, JLA Limited, Kelley Foods, Rothschild & Cie, Scotia Bank of Jamaica, Smart Balance, Swarovski, Umicore Group and Uniden America Corporation.

Repeat business with existing customers accounted for 68 percent of total software license revenue for the quarter and grew by 81 percent compared to Q3 2006. Customers with expanded and repeat business during the quarter included Ahlsell, AIG Financial Products, Albert Hejin, Blue Cross Blue Shield of Georgia, Bradford and Bingley, British Gypsum Ltd, Career Builder, Constellation Energy, Corning Shanghai, The Federal Reserve Bank of Kansas City, 1st Global, Gulf Chemical & Metallurgical Corporation, Juice Harvest, Nationwide Building Society, RxElite, Sony China, Tarkett and UKAEA (United Kingdom Atomic Energy Authority).

During the third quarter, CDC Software completed a restructuring which included the elimination of redundant positions related to recent acquisitions, as well as a reduction in facilities expenses through the consolidation of neighboring offices. Together with headcount reductions taken at the end of the second quarter related to the Saratoga acquisition, the company has eliminated an aggregate of approximately 90 positions for which the company expects to realize substantial cost savings in future periods. As a result of this work force reduction, the company took a charge of $ 1.6 million.

In August 2007, CDC Software announced the sale of Ion Global, its interactive marketing services group, to Aegis Group plc. CDC Software continues to enhance its focus on providing leading solutions for targeted vertical industries. The company believes that the divestiture of this horizontally oriented Ion Global business will free up working capital and management bandwidth to further enable CDC Software’s vertical focus in terms of internal research and development, as well as targeted acquisitions. As a result of this sale, the company booked a pre tax gain of $6.3 million.

In September 2007, CDC Software completed its acquisition of Catalyst International. Catalyst’s software solutions and services are highly complementary to CDC Software’s IMI Supply Chain product line and the company’s CDC Global Services operations. Combined with the IMI suite of supply chain solutions, we believe the expanded suite will support demand-driven fulfillment in multi-company, multi-site and multi-channel environments. The Catalyst business services offerings have been merged into CDC Global Services which provides consulting and outsourcing services across a variety of technologies and industries.

The momentum established with the launch of CDC Factory in Q2 2007 continued in Q3. CDC Factory is the first packaged manufacturing operations management solution that integrates finite factory scheduling, manufacturing execution systems (MES), real-time performance management, quality, maintenance and analytics processes to all users. During the quarter, leading industry analysts including Gartner Group, Forrester Research and AMR Research published reports on the unique capabilities of CDC Factory in terms of its ability to significantly improve the performance of the factory workforce and its scalability from mid-size to global, multi-plant companies.

During the quarter, CDC Software launched new products including:

•	EPM Budgeting v5.9.4 which provides a web-based, automated budgeting solution that unifies and streamlines the customers’ budgeting, planning, forecasting, analysis and reporting processes, aligning both operational and finance objectives.

•	Business Process Modeling for Ross Enterprise ERP that reduces key business process cycles times through improved business process automation, reducing significantly the time and effort spent on manual tasks, communicating details, collecting data and compiling reports. This solution improves collaboration between business departments, as well as with suppliers and customers, and enforces business processes accountability and compliance.

•	A new product, the CDC MarketFirst Deliverability Email Server, was announced for the CDC MarketFirst marketing automation solution. The new product allows CDC MarketFirst customers to solve their deliverability issues by providing robust traffic shaping and delivery capabilities to boost the cost-effectiveness of online marketing campaigns.

CDC Games

Total online game revenue during Q2 2007 was (U.S.)$6.5 million, a decrease of 23 percent from (U.S.)$8.4 million in Q3 2006. Gross margin for online games in the third quarter of 2007 was 33 percent, excluding non-cash amortization of purchase technology, compared to 66 percent for Q3 2006.

The decrease in margins and revenues was primarily due to unauthorized “pirate” servers offering Yulgang, our dispute with MGame, as well as the need to update the then-current version of the game. The company has taken steps to address the pirate server issues, including successful legal actions against private server operators and founding OGAAP (Online Games Alliance Against Piracy) with other leading game developers. CDC continues to negotiate with Mgame, the developer of Yulgang, in an attempt to resolve its legal dispute with the company.

The company has successfully expanded and diversified its game portfolio. CDC Games now has six games commercially available in the China market including Yulgang, Special Force, SHAIYA, Mir III, Eve Online, and Shine Online. Most of these games continue to grow in popularity with total registered users now exceeding 120 million.

Special Force, the first free-to-play, pay for merchandise FPS (first person shooter) game in China, experienced growth in key categories during November compared to October 2007, including average daily revenue growth of 51 percent; growth in total registered users of 23 percent; growth in peak concurrent users (PCU) of 14 percent; and growth in average concurrent users (ACU) of 12 percent.

Shaiya Online, one of the games acquired in the OPTIC acquisition in July, also performed well, with November 2007 average daily revenue growth of 33 percent compared to July 2007. Revenue performance of the other games acquired in the OPTIC acquisition, MIR III and EVE Online, remained relatively stable from October to November 2007.

Additional games in the pipeline for China include The Lord of the Rings Online™: Shadows of Angmar™, Stone Age 2, ChaosGem, Come on Baby, Gemfighter and Red Blood. These span a variety of game categories including MMORPG (Massive Multiplayer Online Role Playing Game), real-time strategy, educational, sports simulation and more. CDC Games is now generating approximately 50% of its revenue from new games.

To further diversify the business, CDC Games created a new subsidiary “CDC Games International” (CGI) to launch new games on a global scale. CGI has already established sub-licensing agreements for publishing five new games with leading online games providers throughout southeast Asia and Taiwan.

In addition, CDC Games Japan K.K., a subsidiary of CGI, has launched open beta testing of Minna de Battle, its new multiplayer online action game. In the fourth quarter, CGI also entered into an agreement to license Lunia Online in the U.S. market.

CDC Games received multiple awards for its online games in China. For the third straight year, CDC Games’ hit title, Yulgang, the first free-to-play, pay-for merchandise online game in China, was included in among the Top 10 Most Popular Games Award winners at China Joy. Also winning this year’s Golden Plume Award at China Joy were CDC Games’ Eve Online and The Lord of the Rings Online™: Shadows of Angmar™, each winning awards for the Best 3D Games. These two awards for the best 3D games, presented to CDC Games were among only five total awards in this category.

CDC Mobile

Total Mobile Value Added Services (MVAS) revenue during Q3 2007 was (U.S.)$1.2 million, a decline of 81 percent from (U.S.)$6.4 million in Q3 2006. Gross margin in Q3 2007 was 25 percent, compared to 57 percent in the same quarter last year.

As previously announced, the company believes that the regulatory environment for the MVAS industry in China will continue to be challenging and conditions will remain difficult for the entire MVAS sector over the next few quarters.

Expanding on the close cooperation with Jiangsu Wuxi Mobile, a subsidiary of China Mobile, the company has successfully renewed its WAP content contract with Jiangsu Wuxi Mobile in the third quarter. The two companies continue to explore new cooperation opportunities for the future.

The company is also continuing to explore opportunities in enterprise service applications and is actively seeking opportunities to develop mobile applications for enterprises and governmental offices in China. In the third quarter, CDC Mobile was selected by KFC China, a division of Yum! Brands, Inc. (NYSE: YUM), one of the world’s largest restaurant chains, to provide wireless promotional services.

China.com Portal

Total revenue for the China.com portal and Media Services businesses during Q3 2007 was (U.S.)$2.4 million, a 14 percent increase from (U.S.)$2.1 million in Q3 2006. Gross margin for the China.com portal during Q3 2007 was 62% percent.

In August 2007, the China.com portal signed a content agreement with Forbes. Under the agreement, Forbes.com will provide the China.com portal with a variety of content in English and in Chinese. In addition, during the third quarter, the China.com portal established a strategic partnership with www.globalsources.com (NASDAQ: GSOL), a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China.

Recognizing the growth and potential of the online games sector in China, the China.com portal also intends to expand its current games channel into an informational and interactive games platform. The company intends forge strategic partnerships with leading domestic and international game developers to launch browser-based games, many of which are sports games, to capture a fast growing market and to capture the advertising opportunities created by the 2008 Olympics. The portal is also expanding content on games-related news and information, offering the China.com games channel as an attractive choice for game advertisers. In November 2007, the China.com portal signed an advertising contract with Giant Interactive Group Inc. (NYSE: GA), one of the leading online games developers and operators in China.

The company believes these initiatives enhance China.com portal’s brand equity and help the China.com portal acquire more advertising contracts and reputable clients.

CDC Software IPO Status

The company continues to work with the SEC on finalizing its planned IPO of CDC Software. However, given time constraints, the IPO will not be completed by year end 2007 and may occur in the first half of 2008, depending on many factors including SEC approval, market conditions and others.

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, Friday, December 14, 2007 at 8:30 am EDT.

USA-based Toll Free Number: +1-888-603-6873
U.S. Toll Number: +1 973 582 2706
Passcode: 9436372
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until December 27, 2007. U.S. based Toll Free Number: +1 800 642 1687 U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 9436372
###
About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in 2007, Special Force has consistently ranked in the Top 10 downloaded games in China. Currently, CDC Games offers six popular MMO online games in China that include: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company is planning launches of Lunia Online in the U.S. and Minna de Battle in Japan along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Mobile

CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces.

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability to successfully continue to work with the SEC to complete the carveout of CDC Software, our belief that the success in our software business is a result of our verticalization strategy, the ability of CDC Corporation’s new business model to create shareholder value, our ability to maintain growth in our installed based business, our ability to realize substantial cost savings by restructurings and other measures, the ability to continue to make selective and strategic acquisitions, our belief regarding the positive effects of divesting the Ion Global business, the ability of the IMI Supply Chain product to support demand driven fulfillment, the ability to launch new online games during 2007 and 2008 (including Lord of the Rings Online), the success of CDC Games International and CDC Games USA, the future success of the company’s CDC Factory product, the ability of the company to shut down unauthorized servers offering Yulgang, our ability to negotiate with MGame to resolve our dispute and amend our relationship, the ability of Optic, CDC Games and our other affiliates and subsidiaries to launch and continue to launch additional game titles, including Lord of the Rings Online in the near future, the ability to expand and target new markets, the ability of CDC Games to become a distributor of online games, the ability to negotiate, form, enter into, maintain and expand successful joint ventures, strategic alliances and contractual relationships with third parties including FlexSystem, Jiangsu Wuxi Mobile, Forbes, globalsource.com, Giant Interactive Group and others, our belief that our initiatives will enhance the China.com portal brand equity and ability to acquire more business and clients, our the success of CDC Games International, our ability to launch Lunia Online in the U.S., the growth of the mobile game market in China, the ability to expand content in our China,com portal, our ability to expand our current games channel, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products and online games; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications and other products to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services and other products and businesses; (j) continued commitment to the deployment of the enterprise software solutions and other products and businesses; (k) risks involved in developing software solutions and other products and businesses and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions and other products and businesses to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and other products and businesses and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and other products and businesses and extract and utilize information from the company’s enterprise software solutions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended,	Three months ended,
	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Software	43,827	63,906
Business services	17,523	25,565
Mobile services and applications	6,360	1,235
Internet and media	2,093	2,357
Online Games	8,429	6,523

	78,232	99,586

Cost of revenues
Software	(16,322)	(26,382)
Business services	(11,880)	(18,341)
Mobile services and applications	(2,759)	(930)
Internet and media	(741)	(890)
Online Games	(2,852)	(4,366)
Amortization of purchased technology	(1,943)	(2,627)

	(36,497)	(53,536)

Gross profit	41,735	46,050
Gross margin %	53%	46%
Selling, general and administrative expenses	(28,862)	(40,962)
Research and development expenses	(4,231)	(6,227)
Depreciation and amortization expenses	(2,725)	(4,180)
Restructuring expenses	(154)	2,164

	(35,972)	(49,205)

Operating income/(loss)	5,763	(3,155)
Interest income	1,768	3,883
Interest expense	(8)	(3,158)
Gain on disposal of available-for-sale securities	135	46
Impairment of available-for-sale securities	—	(6,595)
Gain/(loss) on disposal of subsidiaries and investments	346	6,394
Gain/Loss of FMV changes of Derivatives	—	(471)
Share of losses in equity investees	—	—

Income/(loss) before income taxes	8,004	(3,056)
Income taxes expenses	(4,044)	(5,257)

Income/(losses) before minority interests	3,960	(8,313)
Minority interests in income of consolidated subsidiaries	(790)	1,253
Income/(losses) from continuing operations	3,170	(7,060)

Net income/(losses)	3,170	(7,060)

Basic earnings/ (losses) per share	0.03	(0.06)

Diluted earnings/ (losses) per share	0.03	(0.06)

Weighted average number of shares – basic	106,207,281	106,859,911
Weighted average number of shares — diluted	112,264,583	126,762,478

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Software	127,210	183,329
Business services	45,303	70,749
Mobile services and applications	24,617	8,144
Internet and media	6,925	7,363
Online Games	16,100	25,123

	220,155	294,708

Cost of revenues
Software	(51,413)	(75,944)
Business services	(30,492)	(51,779)
Mobile services and applications	(10,469)	(4,327)
Internet and media	(2,915)	(2,775)
Online Games	(5,321)	(11,918)
Amortization of purchased technology	(5,269)	(6,626)

	(105,879)	(153,370)

Gross profit	114,276	141,338
Gross margin %	52%	48%
Selling, general and administrative expenses	(81,138)	(114,827)
Research and development expenses	(13,264)	(17,590)
Depreciation and amortization expenses	(7,327)	(12,373)
Restructuring expenses	(839)	742

	(102,568)	(144,048)

Operating income/(loss)	(11,708)	(2,710)
Interest income	5,130	12,076
Interest expense	(378)	(8,719)
Gain on disposal of available-for-sale securities	388	181
Impairment of available-for-sale securities	—	(6,595)
Gain/(loss) on disposal of subsidiaries and investments	5,172	7,016
Gain/Loss of FMV changes of Derivatives	—	(1,261)
Share of losses in equity investees	681	—

Income/(loss) before income taxes	22,701	(12)
Income taxes expenses	(7,185)	(10,669)

Income/(losses) before minority interests	15,516	(10,681)
Minority interests in income of consolidated subsidiaries	(2,948)	144

Income/(losses) from continuing operations	12,568	(10,537)

Net income/(losses)	12,568	(10,537)

Basic earnings/ (losses) per share	0.12	(0.09)

Diluted earnings/ (losses) per share	0.11	(0.09)

Weighted average number of shares – basic	108,520,620	107,036,995
Weighted average number of shares – diluted	113,618,893	126,397,358

* Quarterly Reconciliation of Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	Q3	2006	Q3	2007
Net income (loss)	$3,170	$(7,060)
Add back revenue impact of deferred maintenance revenue		757
Add back amortization of purchased intangibles	3,507	5,546
Add back performance based acquisition consideration	1,054	355
Add back deferred tax impact	2,580	4,715
Add back restructuring expenses	154	(2,164)
Add back amortization of debt issuance costs	—	491
Add back loss on derivatives	—	471
Add back impairment of available-for sale securities	—	6,595
Add back stock compensation expenses	—	2,016
Subtract gain (loss) on disposal of investments	(347)	(6,394)

Net income – Non-GAAP	$10,118	5,328

Adjusted diluted earning per share	$0.09	$0.04
Weighted diluted shares outstanding	112,264,583	126,762,478

** 9-month Reconciliation of Net income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	YTD 2006	YTD 2007
Net income (loss)	$12,568	$(10,537)
Add back revenue impact of deferred maintenance revenue	16	1,007
Add back amortization of purchased intangibles	9,630	15,664
Add back stock compensation expenses	4,046	6,154
Add back deferred tax impact	4,871	8,259
Add back restructuring expenses	597	(742)
Add back amortization of debt issuance costs	—	1,473
Add back audit fees associated with the 2005 restatement	—	776
Add back loss on derivatives	—	1,261
Add back investment impairment	—	6,595
Add back performance based acquisition consideration	—	1,780
Subtract gain (loss) on disposal of investments	(5,172)	(7,016)

Net income – Non-GAAP	$26,556	$24,674

Adjusted diluted earning per share	$0.23	$0.16
Weighted diluted shares outstanding	113,618,893	126,397,358

*** 3-month Reconciliation of Net income to Non-GAAP Net Income for CDC Software (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results
CDC Software	Q3	2006	Q3	2007
Net income (loss)	$3,250	$8,058
Add back revenue impact of deferred maintenance revenue	—	757
Intangible Amortization	1,885	4,135
Add back stock compensation expenses	(345)	529
Add back deferred tax impact	2,639	4,353
Add back restructuring expenses	151	(2,167)
Add back performance based acquisition consideration	—	355
Subtract gain (loss) on disposal of investments	—	(6,381)

Net income – Non-GAAP	$7,580	$9,639

Selected Balance Sheet Data
(in thousands of U.S. dollars)	YE 2006	Q3 2007
Cash and cash equivalents	$223,548	$158,232
Restricted cash	1,996	459
Accounts Receivable	64,437	87,101
Debt securities and available for sale securities	156,950	109,542
Deferred revenue	46,033	67,925
Short-term debt	(18,991)	(31,913)
Long-term debt (convertible note)	(167,645)	(169,854)
++ Net Cash Reconciliation	Q3 2007
Cash and cash equivalents	$158,232
Add restricted cash	459
Add debt securities	109,542
Less total debt	(201,767)
Non GAAP net cash and cash equivalents	66,466

Adjusted Financial Measures
This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

The estimates presented in this press release are preliminary and unaudited. Adjustment to the estimates set forth in this press release may be identified as a result of the Company’s 2007 audit process.

The financial statements presented in this press release are unaudited.